Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 16, 2014

Relating to Preliminary Prospectus dated July 8, 2014

Registration No. 333-196345

TerraForm Power, Inc.

This free writing prospectus relates only to the securities of TerraForm Power, Inc. and should be read together with the preliminary prospectus dated July 8, 2014 for this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-196345) relating to these securities. On July 16, 2014, we filed Amendment No.  5 to the Registration Statement, which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1599947/000119312514269782/d672387ds1a.htm

The information set forth in this free writing prospectus updates and supplements the information in the Preliminary Prospectus. All references to captions correspond to captions in the Preliminary Prospectus. References to “we,” us,” “TerraForm Power,” “Terra LLC,” “Sponsor” and other terms in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

The disclosure in the Preliminary Prospectus has been revised to reflect an estimated initial public offering price per share of between $23.00 and $25.00. The disclosure throughout the Preliminary Prospectus has been revised to reflect (1) an increase in the assumed initial public offering price of our Class A common stock to $24.00 per share, the midpoint of the new price range, and (2) our use of all net proceeds from this offering and the Private Placements in excess of $436.0 million (including any net proceeds received by us upon the exercise of the underwriters’ option to purchase additional shares of our Class A common stock) to purchase Class B units (and Class B common stock) from our Sponsor at a price equal to the price per share in this offering, less underwriting discounts and commissions and a pro rata portion of the structuring fee. In particular:

•	The disclosure set forth in the Preliminary Prospectus under “Summary—Organizational Transactions—Offering Transactions” has been updated in its entirety to read as set forth on Exhibit A.

•	The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth on Exhibit B.

•	The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth on Exhibit C.

•	The disclosure set forth in the Preliminary Prospectus under “Unaudited Pro Forma Condensed Consolidated Financial Data” has been updated in its entirety to read as set forth on Exhibit D.

In addition, certain changes have been made to the disclosure in other sections of the Preliminary Prospectus to conform to the revised disclosure set forth in the exhibits to this free writing prospectus, including the sections “The Offering,” “Risk Factors,” “Capitalization,” “Cash Dividend Policy,” “Security Ownership of Certain Beneficial Owners and Management,” “Description of Capital Stock” and “Shares Eligible for Future Sale.”

The disclosure set forth in the Preliminary Prospectus under “Description of Capital Stock—Authorized Capitalization” and elsewhere in the Preliminary Prospectus has been revised to reflect that the number of authorized shares of Class A common stock will be 850,000,000, Class B common stock will be 140,000,000 and Class B1 common stock will be 260,000,000.

The disclosure set forth in the Preliminary Prospectus under “Management” has been revised to reflect that Martin Truong, our Sponsor’s Senior Vice President, General Counsel and Secretary, will be appointed to our board of directors prior to the completion of this offering.

TerraForm Power has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about TerraForm Power and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from: Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282 or by emailing prospectus-ny@ny.email.gs.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling (888) 603-5897 or by emailing barclaysprospectus@broadridge.comand; or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, Inc., 1155 Long Island Avenue, Edgewood, NY 11717 or by calling (800) 831-9146.

Exhibit A

Offering Transactions

In connection with and, in certain cases, concurrently with the completion of, this offering, based on an assumed initial public offering price of $24.00 per share, which is the midpoint of the range listed on the cover of this prospectus:

•	we will amend and restate TerraForm Power’s certificate of incorporation to provide for Class A common stock, Class B common stock and Class B1 common stock (which Class B1 Common Stock will be distributed to Riverstone as described below and which may also be issued in the future upon a reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third parties), at which time SunEdison’s interest in TerraForm Power’s common equity will be solely shares of Class B common stock and interests in Terra LLC (as described below) and the restricted shares issued under the 2014 Incentive Plan will automatically convert into a number of shares of Class A common stock that represent an aggregate 3.55% economic interest in Terra LLC, subject to certain adjustments to prevent dilution;

•	we will amend Terra LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units (which Class B1 units will be distributed to Riverstone as described below and which may be issued in the future upon a reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third parties) and to convert our Sponsor’s interest in TerraForm Power’s common equity into Class B units, issue to TerraForm Power a number of Class A units equal to the number of shares of Class A common stock (including any restricted shares) outstanding immediately after TerraForm Power amends and restates its certificate of incorporation as described above, issue the IDRs to our Sponsor and appoint TerraForm Power as the sole managing member of Terra LLC;

•	TerraForm Power will issue 20,065,000 shares of its Class A common stock to the purchasers in this offering (or 23,074,750 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $445.2 million (or approximately $512.0 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting underwriting discounts and commissions and the structuring fee but before offering expenses;

•	TerraForm Power will issue 2,708,333 shares of its Class A common stock to the purchasers in the Private Placements for gross proceeds of $65.0 million;

•	TerraForm Power will use $436.0 million of the net proceeds from this offering and the Private Placements to acquire newly-issued Class A units of Terra LLC directly from Terra LLC, and will use all remaining net proceeds (including any proceeds received by us upon exercise of the underwriters’ option to purchase additional shares of our Class A common stock) to purchase Class B units (and Class B common stock) from our Sponsor at a price equal to the price per share in this offering, less underwriting discounts and commissions and a pro rata portion of the structuring fee, following which those Class B units (and the related shares of Class B common stock) will be cancelled and Terra LLC will issue to us an equal number of Class A units, collectively representing 22.5% of Terra LLC’s outstanding membership units (or 25.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	Terra LLC will use such proceeds of $436.0 million, together with borrowings under the Term Loan, to repay certain project-level indebtedness, to repay the Bridge Facility (including accrued interest), to pay fees and expenses associated with the Term Loan and Revolver (as defined below), to fund approximately $86.0 million of the cost of the acquisition and related milestone payments of certain projects included in our initial portfolio from our Sponsor and for general corporate purposes, which may include future acquisitions of solar assets from our Sponsor pursuant to the Support Agreement or from third parties;

•	we will acquire Imperial Valley Solar 1 Holdings II, LLC, which owns the Mt. Signal project, from Silver Ridge in exchange for consideration consisting of (i) 6,083,333 Class B1 units of Terra LLC (and a corresponding number of shares of Class B1 common stock) equal in value to $146.0 million, which Silver Ridge will distribute to R/C US Solar Investment Partnership, L.P., or “Riverstone,” and (ii) 6,083,333 Class B units of Terra LLC (and a corresponding number of shares of Class B common stock) equal in value to $146.0 million, which Silver Ridge will distribute to our Sponsor;

•	Terra Operating LLC will enter into a new $140.0 million revolving credit facility, or the “Revolver,” which will remain undrawn at the completion of this offering, and the $300 million Term Loan to refinance any remaining borrowings under the Bridge Facility; and

•	TerraForm Power will enter into various agreements with our Sponsor, including the Support Agreement, the Management Services Agreement, the Repowering Services ROFR Agreement and the Interest Payment Agreement.

We collectively refer to the foregoing transactions as the “Offering Transactions” and, together with the Formation Transactions, as the “Organizational Transactions.” We intend to use any net proceeds we receive as a result of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B units (and shares of Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions and structuring fee, and immediately cancel such Class B units (and shares of Class B common stock) contemporaneously with Terra LLC issuing Class A units to us. We will not retain any proceeds used by us to acquire Class B units (and shares of Class B common stock) from our Sponsor.

Immediately following the completion of this offering, based on an assumed initial public offering price of $24.00 per share, which is the midpoint of the range listed on the cover of this prospectus:

•	TerraForm Power will be a holding company and the sole material asset of TerraForm Power will be the Class A units of Terra LLC;

•	TerraForm Power will be the sole managing member of Terra LLC and will control the business and affairs of Terra LLC and its subsidiaries;

•	TerraForm Power will hold 27,724,712 Class A units of Terra LLC representing approximately 27.4% of Terra LLC’s total outstanding membership units (or 30.4%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	SunEdison, through a wholly owned subsidiary, will own 67,210,944 Class B units of Terra LLC representing approximately 66.5% of Terra LLC’s total outstanding membership units (or 63.6%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	SunEdison or one of its wholly owned subsidiaries will be the holder of the IDRs;

•	SunEdison, through the ownership by a wholly owned subsidiary of our Class B common stock, will have 95.2% of the combined voting power of all of our common stock and, through such subsidiary’s ownership of Class B units of Terra LLC, will hold, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met and certain limitations during the Subordination Period and the Distribution Forbearance Period, approximately 66.5% of the economic interest in our business (or 94.6% of the combined voting power of our common stock and a 63.6% economic interest in our business if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	Riverstone, through its ownership of our Class B1 common stock, will have 0.9% of the combined voting power of all our common stock, and, through its ownership of Class B1 units of Terra LLC, will hold, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met, approximately 6.0% of the economic interest in our business (or 0.9% of the combined voting power and a 6.0% economic interest in our business if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	the purchasers in this offering will own 20,065,000 shares of our Class A common stock, representing 2.8% of the combined voting power of all of our common stock and, through our ownership of Class A units of Terra LLC, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met, approximately 19.9% of the economic interest in our business (or 3.4% of the combined voting power of our common stock and a 22.8% economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

SunEdison and Riverstone (or any other permitted holder) may exchange its Class B units or Class B1 units in Terra LLC, together with a corresponding number of shares of Class B common stock or shares of Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the exchange agreements we will enter into with SunEdison and Riverstone concurrently with the completion of this offering. When a holder exchanges a Class B unit or Class B1 unit of Terra LLC for a share of our Class A common stock, (i) Terra LLC will cancel the Class B units or Class B1 units, as applicable, (ii) Terra LLC will issue additional Class A units to us, (iii) we will cancel a corresponding number of shares of our Class B common stock or Class B1 common stock, as applicable, and (iv) we will issue a corresponding number of shares of Class A common stock to such holder. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Exchange Agreements.”

We have established the Class B1 common stock and Class B1 units primarily to be issued in connection with resetting the IDR target distribution levels. We will also issue Class B1 common stock and Class B1 units as a portion of the consideration for our acquisition of Mt. Signal from Silver Ridge concurrently with the completion of this offering and may issue such shares and units in the future in connection with acquisitions from our Sponsor or third parties.

The following chart summarizes certain relevant aspects of our ownership structure and principal indebtedness, as of March 31, 2014, after giving effect to the Organizational Transactions and this offering, based on the assumptions set forth in “The Offering—Certain Assumptions”:

(1)	Our Sponsor’s economic interest is subject to certain limitations on distributions to holders of Class B units during the Subordination Period and the Distribution Forbearance Period. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.” In the future, our Sponsor may receive Class B1 units and Class B1 common stock in connection with a reset of the IDR target distribution levels or sales of projects to Terra LLC.

(2)	The economic interest of holders of Class A units, Class B units and Class B1 units, and, in turn, holders of shares of Class A common stock, is subject to the right of holders of the IDRs to receive a portion of distributions after certain distribution thresholds are met. See “—The Offering—IDRs” and “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.”

(3)

Incentive distribution rights, or “IDRs,” represent a variable interest in distributions by Terra LLC and therefore cannot be expressed as a fixed percentage interest. All of our IDRs will be issued to SunEdison Holdings Corporation, which is a wholly owned subsidiary of our Sponsor. In connection with a reset of the target distribution levels, holders of IDRs will be entitled to receive newly-issued Class B1 units of Terra LLC and shares of our Class B1 common stock. Please read “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—

Distributions” for further description of the IDRs and “Description of Capital Stock—Class B1 Common Stock” for further description of the Class B1 common stock.

(4)	Terra Operating LLC will enter into the Term Loan concurrently with the completion of this offering and use borrowings therefrom to refinance a portion of borrowings under the Bridge Facility.

(5)	Concurrently with the completion of this offering, Terra Operating LLC plans to enter into the Revolver, which will provide for a revolving line of credit of $140.0 million. The closing of the Revolver will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions.

(6)	For additional information regarding our project-level indebtedness, see “Description of Certain Indebtedness—Project-Level Financing Arrangements.”

(7)	Silver Ridge has agreed to distribute the shares of Class B1 common stock and the Class B1 units that it receives as consideration for the sale of the Mt. Signal project to Riverstone, and the shares of Class B common stock and Class B units that it receives as consideration for such sale to our Sponsor.

Exhibit B

USE OF PROCEEDS

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, we expect to receive approximately $445.2 million of net proceeds from the sale of the Class A common stock offered hereby based upon the assumed initial public offering price of $24.00 per share, after deducting underwriting discounts and commissions and the structuring fee but before offering expenses. We will also receive gross proceeds of $65.0 million from the sale of shares of Class A common stock in connection with the Private Placements. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that additional net proceeds will be approximately $66.8 million, after deducting underwriting discounts and commissions and a pro rata portion of the structuring fee.

We will use $436.0 million of the net proceeds from this offering and the Private Placements to acquire newly-issued Class A units of Terra LLC directly from Terra LLC, and we will use all remaining net proceeds (including any proceeds received by us upon exercise of the underwriters’ option to purchase additional shares of our Class A common stock) to purchase Class B units (and Class B common stock) from our Sponsor at a price equal to the price per share in this offering, less underwriting discounts and commissions and a pro rata portion of the structuring fee, following which those Class B units (and the related shares of Class B common stock) will be cancelled and Terra LLC will issue to us an equal number of Class A units. These Class A units will collectively represent approximately 22.5% of Terra LLC’s outstanding membership units after this offering (calculated without regard to the IDRs) assuming the underwriters do not exercise their option to purchase additional shares, or approximately 25.5% if the underwriters exercise their option to purchase additional shares. TerraForm Power will not retain any of the net proceeds from this offering or the Private Placements and all such net proceeds in excess of $436.0 million will be paid to our Sponsor, as described above.

The following table illustrates the estimated sources and uses of funds, assuming the Organizational Transactions were completed as of March 31, 2014. Actual amounts may vary from estimated amounts.

Sources of Funds		Uses of Funds

(in millions)
Class A common stock offered hereby (1)	$445.2	Repayment of Bridge Facility	$400.0
Private Placements	65.0	General corporate purposes (4)	194.4
Revolver (2)	—	Acquisitions consideration (5)	86.0
Term Loan	300.0	Purchase of Class B units from Sponsor	74.2
Release of Bridge Facility debt service cash reserve (3)	16.2	Repayment of certain project-level debt	47.0
		Estimated fees and expenses (6)	21.6
		Payment of Bridge Facility interest (3)	3.2

Total sources	$826.4	Total uses	$826.4

(1)	We expect to receive approximately $445.2 million of net proceeds from the sale of the Class A common stock offered hereby based upon the assumed initial public offering price of $24.00 per share, after deducting underwriting discounts and commissions and the structuring fee but before offering expenses.
(2)	Concurrently with the completion of this offering, Terra Operating LLC plans to enter into the Revolver, which will provide for a revolving line of credit of $140.0 million. The closing of the Revolver will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions. We do not expect to have any outstanding borrowings under the Revolver upon completion of this offering. See “Description of Certain Indebtedness—Term Loan and Revolving Credit Facility.”
(3)	We are required under the Bridge Facility to maintain $16.2 million in cash to fund future interest payments. Terra LLC will use net proceeds, together with borrowings under the Term Loan, to repay all outstanding indebtedness (including accrued interest) under the Bridge Facility.

(4)	May include future acquisitions of solar assets from SunEdison pursuant to the Support Agreement or from unaffiliated third parties. As of the date of this prospectus, we have not identified any specific potential future acquisitions other than under the Support Agreement discussed elsewhere in this prospectus.
(5)	Terra LLC will use approximately $86.0 million of net proceeds to pay for the acquisition and related milestone payments of certain projects included in our initial portfolio from our Sponsor.
(6)	Includes fees and expenses related to entering into the Term Loan and Revolver as well as other expenses related to the Organizational Transactions and this offering not deducted from the proceeds of this offering when computing net proceeds.

The Bridge Facility will have outstanding indebtedness of approximately $400.0 million as of the completion of this offering but prior to its repayment. Indebtedness under the Bridge Facility bears interest at 7.0% and matures on the earlier of August 28, 2015 and the date all loans under the Bridge Facility become due and payable in full thereunder, whether by acceleration or otherwise. The approximately $9.0 million of project-level indebtedness of the U.S. Projects 2009-2013 to be repaid with a portion of the net proceeds of this offering bears interest at interest rates between 5.25-7.50% and matures at various times between 2016 and 2031. The approximately $38.0 million of project-level indebtedness of the Stonehenge Operating projects to be repaid with a portion of the net proceeds of this offering bears interest at interest rates between 3.75-4.51%, and matures in 2028.

Goldman, Sachs & Co. and/or its affiliates acted as arranger of, and is the administrative agent and one of the lenders under, our Bridge Facility. The remaining lenders are affiliates of Barclays Capital Inc., Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A. and Santander Investment Securities Inc. Because affiliates of Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. will receive more than 5% of the net proceeds of this offering due to the repayment of amounts outstanding under our Bridge Facility, Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. are deemed to have a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. See “Underwriting (Conflicts of Interest).”

If the initial public offering price in this offering exceeds $24.00 per share, we will make certain adjustments in our capital structure, as follows: (1) the number of shares of Class A Common Stock being issued by us in the Private Placements will decrease, such that the gross proceeds therefrom remain equal to $65.0 million; (2) the number of Class A units being purchased by us directly from Terra LLC will decrease such that the net proceeds received by Terra LLC from that purchase remains $436.0 million; (3) the number of Class B units and Class B1 units (and a corresponding number of shares of Class B common stock and Class B1 common stock) being issued to Silver Ridge on account of our acquisition of the Mt. Signal project will decrease such that the aggregate value of such securities based on the initial public offering price remains equal to $292.0 million; and (4) the number of Class B units (and corresponding shares of Class B common stock) being allocated to our Sponsor and the number of shares of Class A common stock being allocated to certain of our existing stockholders (including our President and Chief Executive Officer) in the Organizational Transactions on account of their existing ownership interest in Terra LLC will be correspondingly increased on a pro rata basis such that the aggregate number of shares of our common stock and the aggregate number of Terra LLC’s membership units outstanding following the completion of this offering will remain the same. As a result, if the price per share in this offering exceeds $24.00, the midpoint of the range listed on the cover of this prospectus, then upon completion of this offering, as compared to the ownership percentages specified in the ownership structure chart in “Prospectus Summary—Organizational Transactions,” (i) our Sponsor and our existing stockholders (including our President and Chief Executive Officer) will own a higher percentage interest in our business, (ii) the Private Placement Investors and Riverstone will own a lower percentage interest in our business and (iii) our public stockholders will own the same percentage interest in our business.

Our Sponsor will not receive any of the net proceeds or other consideration in connection with this offering, other than: (i) the net proceeds used by us to purchase Class B units (and share of Class B common stock) from our Sponsor, including in the event the underwriters’ exercise their option to purchase additional shares; (ii) the Class B common stock, Class B units of Terra LLC and the IDRs issued to it in the Offering Transactions; and (iii) any proceeds it receives from our acquisition of certain projects at the completion of this offering (as described in ‘‘Summary—Organizational Transactions—Offering Transactions’’). The Class B common stock will not entitle our Sponsor to any economic interest in TerraForm Power and the Class B units will entitle our Sponsor, subject to certain limitations on distributions to holders of Class B units during the Subordination Period and the Distribution Forbearance Period, to a 66.5% economic interest in Terra LLC, based upon the assumed initial public offering price of $24.00 per share.

Exhibit C

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our Class A common stock sold in this offering will exceed the as adjusted net tangible book value per share of our Class A common stock after the offering. Net tangible book value per share of our Class A common stock as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of Class A common stock outstanding as of such date. As of March 31, 2014, after giving effect to the Formation Transactions, our net tangible book value would have been approximately $169.0 million, or $2.12 per share of Class A common stock, assuming that our Sponsor and Riverstone exchanged all of their Terra LLC Class B units and Class B1 units, as applicable, for newly-issued shares of our Class A common stock on a one-for-one basis. Purchasers of our Class A common stock in this offering will experience substantial and immediate dilution in net tangible book value per share of our Class A common stock for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per share		$24.00
Net tangible book value per share as of March 31, 2014 after giving effect to the Formation Transactions	$2.12
Increase in as adjusted net tangible book value per share attributable to purchasers in this offering and the Private Placements	5.31

Net tangible book value per share after giving effect to the Organizational Transactions, including this offering and the Private Placements and the use of proceeds therefrom		7.43

Immediate dilution in net tangible book value per share to purchasers in this offering and the Private Placements		$16.57

Because our Sponsor and Riverstone do not currently own any Class A common stock, we have presented dilution in net tangible book value per share of Class A common stock to investors in this offering assuming that our Sponsor and Riverstone exchanged their Terra LLC Class B units and Class B1 units, as applicable, for newly-issued shares of our Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the purchasers in this offering.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the net tangible book value per share after giving effect to the offering would be $7.45 per share due to the decrease in Class B common stock owned by Sponsor and the equivalent increase in Class A common stock purchased by the underwriters. This represents an increase in net tangible book value of $5.31 per share to our existing stockholders and dilution in net tangible book value of $16.57 per share to purchasers in this offering.

The following table sets forth, as of March 31, 2014, the differences among the number of shares of Class A common stock purchased, the total consideration paid or exchanged and the average price per share paid by (i) our Sponsor and the management stockholders, (ii) Riverstone and the purchasers in the Private Placements and (iii) purchasers of our Class A common stock in this offering, based on our assumed initial public offering price of $24.00 per share and assuming that our Sponsor and Riverstone exchanged all of their Terra LLC Class B units or Class B1 units, as applicable, for shares of our Class A common stock on a one-for-one basis and no exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Shares of Class A Common Stock		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Our Sponsor and management stockholders(1)	71,264,871	70.5%	$198,483	21.7%	$2.79
Riverstone and the Private Placement purchasers and affiliates	9,689,118	9.6%	$232,539	25.5%	$24.00
Purchasers in the offering	20,065,000	19.9%	$481,560	52.8%	$24.00

(1)	The assets contributed by our Sponsor in the Initial Asset Transfers will be recorded at historical cost. The book value of the consideration to be provided by our Sponsor in the Initial Asset Transfers as of March 31, 2014 was approximately $198.5 million.

Exhibit D

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2013 and the three months ended March 31, 2014 have been derived from our accounting predecessor’s financial data (as derived from the historical condensed combined consolidated financial statements appearing elsewhere in this prospectus) and give pro forma effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering and the Acquisitions, as if they had occurred on January 1, 2013. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2014 gives effective to the Organizational Transactions, including the use of the estimated proceeds from this offering and the Acquisitions, as if they had occurred on such date. We derived the following unaudited pro forma condensed consolidated financial statements by applying pro forma adjustments to the historical condensed combined consolidated financial statements of our accounting predecessor, or the “Predecessor,” included elsewhere in this prospectus. The historical combined consolidated financial statements as of and for the year ended December 31, 2013 and the historical condensed combined consolidated financial statements as of and for the three months ended March 31, 2014 appearing elsewhere in this prospectus are intended to represent the financial results of our Sponsor’s solar assets that will be contributed to Terra LLC as part of the Initial Asset Transfers for that period.

The Formation Transactions for which we have made pro forma adjustments are as follows:

•	the Initial Asset Transfers of the Contributed Projects;

•	the Acquisitions considered probable, including our pending acquisition of the Mt. Signal project;

•	Terra LLC’s entry into the new $250.0 million Bridge Facility on March 28, 2014 to fund the acquisition by Terra LLC of solar projects developed by unaffiliated third parties prior to the completion of this offering; and

•	the amendment to the Bridge Facility to increase the aggregate principal amount to $400.0 million.

The Offering Transactions for which we have made pro forma adjustments are as follows:

•	the amendment and restatement of TerraForm Power’s certificate of incorporation to provide for both Class A common stock, Class B common stock and Class B1 common stock, and the concurrent conversion of (i) SunEdison’s interest in TerraForm Power’s common equity into shares of Class B common stock and (ii) certain equity interests held by certain of our executives and other employees of SunEdison into shares of Class A common stock;

•	the issuance of restricted stock units to be granted to several persons who have provided or are expected to provide services to us in connection with the completion of this offering, or the “IPO Grants”;

•	the amendment of Terra LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units and to convert SunEdison’s units into Class B units, issue the IDRs to our Sponsor and appoint TerraForm Power as the sole managing member of Terra LLC;

•	the sale of 20,065,000 shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $445.2 million, after deducting underwriting discounts and commissions but before offering expenses;

•	the sale of 2,708,333 shares of our Class A common stock to the purchasers in the Private Placements in exchange for gross proceeds of $65.0 million, after deducting fees payable to underwriters in connection with such shares but before expenses;

•	our use of $436.0 million of the net proceeds from this offering and the Private Placements to purchase newly- issued Class A units of Terra LLC directly from Terra LLC, and our use of all remaining net proceeds to purchase Class B units (and Class B common stock) from our Sponsor at a price equal to the price per share in this offering, less underwriting discounts and commissions and a pro rata portion of the structuring fee, following which those Class B units (and the related shares of Class B common stock) will be cancelled and Terra LLC will issue to us an equal number of Class A units, collectively representing 22.5% of Terra LLC’s outstanding membership units (or 25.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	Terra LLC’s use of such proceeds of $436.0 million to repay certain project-level indebtedness, to repay a portion of the Bridge Facility (including accrued interest), to pay fees for the Term Loan and Revolver and to fund the acquisition of certain projects from our Sponsor;

•	Terra Operating LLC’s execution of a new $140.0 million Revolver, which will remain undrawn at the completion of this offering, and a $300.0 million Term Loan to refinance any remaining borrowings under the Bridge Facility; and

•	our entering into the Management Services Agreement and Interest Payment Agreement with our Sponsor.

The pro forma adjustments we have made in respect of the Acquisitions are as follows:

•	adjustments to reflect payment of cash to sellers, and to record acquired assets and assumed liabilities at their fair value;

•	adjustments to reflect depreciation and amortization of fair value adjustments for acquired property, plant and equipment, and intangible assets, and debt assumed; and

•	adjustments to reflect operating activity.

The Unaudited Pro Forma Condensed Consolidated Financial Statements, or the “pro forma financial statements,” combine the historical combined consolidated financial statements of the Predecessor and the Acquired Projects to illustrate the effect of the Acquisitions. The pro forma financial statements were based on, and should be read in conjunction with:

•	the accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements;

•	the combined consolidated financial statements of Predecessor for the year ended December 31, 2013 and for the three months ended March 31, 2014 and the notes relating thereto, included elsewhere in this prospectus; and

•	the consolidated financial statements of Acquired Projects purchased from third parties for the year ended December 31, 2013 and for the three months ended March 31, 2014 and the notes relating thereto, included elsewhere in this prospectus.

The historical combined consolidated financial statements have been adjusted in the pro forma financial statements to give pro forma effect to events that are (1) directly attributable to the acquisition, (2) factually supportable and (3) with respect to the pro forma statements of operations, expected to have a continuing impact on the combined results.

As described in the accompanying notes, the unaudited condensed consolidated pro forma financial statements have been prepared using the acquisition method of accounting under existing United States generally accepted accounting principles, or GAAP. The Predecessor has been treated as the acquirer in the Acquisitions for accounting purposes. The purchase price will be allocated to the Acquired Projects’ assets and liabilities based upon their estimated fair values as of the date of completion of the applicable Acquisitions. The allocation is dependent on certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a final definitive allocation. A final determination of the fair value of the Acquired Projects’ assets and liabilities, which cannot be made prior to the completion of the transactions, will be based on the actual net tangible and intangible assets of the Acquired Projects that existed as of the date of completion of the applicable Acquisitions. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments, and have been made solely for the purpose of providing the unaudited pro forma condensed consolidated financial information presented below. Adjustments to these preliminary estimates are expected to occur and these adjustments could have a material impact on the accompanying unaudited pro forma financial statements, although we do not expect the adjustments to have a material effect on the combined company’s future results of operations and financial position.

The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only. The unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

We have not made any pro forma adjustments to our historical combined consolidated statement of operations for the year ended December 31, 2013 and condensed combined consolidated financial statements as of and for the three months ended March 31, 2014 relating to the historical operations of the Stonehenge Q1, Marsh Hill and Norrington projects that will be part of our initial portfolio, as such projects have not yet commenced commercial operations and are not otherwise material as compared to our historical condensed combined consolidated financial statements.

The unaudited pro forma condensed consolidated balance sheet and statement of operations should be read in conjunction with the sections entitled “Summary—Organizational Transactions,” “Use of Proceeds,” “Capitalization,” “Selected Historical Combined Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations

for the Three Months Ended March 31, 2014

			Pro Forma Adjustments						TerraForm Power, Inc. Pro Forma
(in thousands except share and per share data)	Predecessor	Predecessor Acquisitions(1)	Acquisition Adjustments		Formation Transactions		Offering Transactions
Statement of Operations Data:
Operating revenues:
Energy	$10,174	$11,949	$(4,934	)(2)	$—		$—		$17,189
Incentives	1,567	3,685	2,171	(2)	—		—		7,423
Incentives—affiliate	139	—	—		—		—		139

Total operating revenues	11,880	15,634	(2,763)		—		—		24,751
Operating costs and expenses:
Cost of operations	460	1,595	—		—		—		2,056
Cost of operations— affiliate	352	66	—		—		—		418
Depreciation, amortization and accretion	3,241	9,764	(2,233	)(3)	—		—		10,771
General and administrative	98	1,277	—		124	(7)	2,099	(7)	3,598
General and administrative —affiliate	1,590	—	—		—		—		1,590

Total operating costs and expenses	5,741	12,702	(2,233)		124		2,099		18,433

Operating income	6,139	2,932	(530)		(124)		(2,099)		6,318
Other (income) expense:
Interest expense, net	7,082	10,664	(1,077	)(4)	5,594	(8)	—		22,263
Loss (gain) on foreign currency exchange	595	(225)	—		—		—		370

Total other (income) expense	7,677	10,439	(1,077)		5,594		—		22,633

Income (loss) before income tax benefit	(1,538)	(7,507)	547		(5,718)		(2,099)		(16,315)
Income tax benefit	(457)	(33)	(728	)(5)	(2,173	)(5)	(798	)(5)	(4,189)

Net (loss) income	(1,081)	(7,474)	1,275		(3,545)		(1,301)		(12,126)
Less net (loss) income attributable to non-controlling interest	(361)	(4,934)	1	(6)	(3,025	)(9)	—		(8,319)

Net (loss) income attributable to TerraForm Power	$(720)	$(2,540)	$1,274		$(520)		$(1,301)		$(3,807)

Pro Forma basic and diluted loss per share(10)	—	—	—		—		—		$(0.14)

Pro Forma weighted average shares outstanding(10)	—	—	—		—		—		27,724,712

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(1)	The following table represents the consolidating schedule of predecessor Acquired Projects results reflected in the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2014.

(in thousands)	Nellis	CalRENEW-1	Atwell Island	Summit Solar	Stonehenge Operating(a)	Mt. Signal	All Other	Predecessor Acquisitions
Statement of Operations Data:
Operating revenues:
Energy	$154	$470	$864	$725	$341	$8,944	$451	$11,949
Incentives	1,524	—	—	742	562	—	857	3,685

Total operating revenue	1,678	470	864	1,467	903	8,944	1,308	15,634
Operating costs and expenses:
Cost of operations	96	100	19	97	48	1,232	3	1,595
Cost of operations—affiliate	—	—	—	—	66	—	—	66
Depreciation, amortization, and accretion	1,061	136	756	706	627	5,528	950	9,764
General and administrative	89	—	268	266	159	312	183	1,277

Total operating costs and expenses	1,246	236	1,043	1,069	900	7,072	1,136	12,702

Operating income	432	234	(179)	398	3	1,872	172	2,932
Interest expense, net	750	475	348	443	683	7,965	—	10,664
Other expense (income)	—	—	—	—	(225)	—	—	(225)

Total other expense	750	475	348	443	458	7,965	—	10,439

Income (loss) before income tax expense (benefit)	(318)	(241)	(527)	(45)	(455)	(6,093)	172	(7,507)
Income tax expense (benefit)	—	—	—	—	(33)	—	—	(33)

Net (loss) income	(318)	(241)	(527)	(45)	(422)	(6,093)	172	(7,474)
Less net loss attributable to non-controlling interest	—	—	—	(1)	—	(4,933)	—	(4,934)

Net (loss) income attributable to TerraForm Power	$(318)	$(241)	$(527)	$(44)	$(422)	$(1,160)	$172	$(2,540)

(a)	The statements of operations for the three months ended March 31, 2014 have been translated from British pounds (GBP) to U.S. dollars (USD) at a rate of £1.655 GBP/USD.

(2)	Amortization of power purchase agreements intangible—Represents $2.8 million of amortization of acquired off-market PPAs over the terms of such agreements resulting from fair value adjustments of the Acquired Projects and a $2.2 million reclassification of green energy credit revenue for Mt. Signal from energy revenues to incentive revenues. The estimate of the amortization of the PPA intangible is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed.

(3)	Depreciation and amortization—Represents the net depreciation expense resulting from the fair value adjustments of the Acquired Projects’ property, plant and equipment. The fair values of property, plant and equipment acquired were valued primarily using a cost approach and limited to what is economically supportable as indicated by an income approach. Under this approach, the fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed. The estimated useful life of the property, plant and equipment acquired range from 24 to 29 years. Approximately 1⁄25 of the change in fair value adjustments to property, plant and equipment would be recognized annually.

(4)	Interest expense—Represents the elimination of interest expense related to debt not assumed, the elimination of interest expense on terminated financing lease arrangements, and a reduction of interest expense related to purchase accounting fair value adjustments for debt assumed. The fair value of debt was estimated based on market rates for similar project-level debt.

(5)	Income taxes—Adjustment to record the tax effect of pro forma adjustments to revenue and expense, and to give pro forma effect to the conversion of the historical operations of the predecessor acquisitions from a non-taxable basis to a taxable basis, calculated using the Predecessor’s estimated combined statutory federal, foreign, and state tax rate of 38.0% applied to net loss after noncontrolling interest. The noncontrolling interest share of net loss is not subject to income tax.

(6)	Represents the elimination of the earnings allocated to non-controlling interest for our acquisition of Summit Solar, which non-controlling interest was acquired by the seller prior to the acquisition.

(7)	Represents stock compensation expense of approximately $0.1 million related to the grants of restricted stock to certain employees in connection with the formation of TerraForm Power, and $2.1 million of stock compensation expense related to the IPO Grants, which will be recognized over a three year service period.

(8)	Interest expense is adjusted to include: (i) lower interest for debt repaid, (ii) higher interest for acquired debt (recognized at a market interest rate of 5.25% at the time of acquisition), and (iii) higher interest under the Term Loan. Total interest is estimated to be equal to approximately 5.25% of total pro forma indebtedness, less an estimate of capitalized interest, plus an estimate of amortization of debt issuance costs and discounts. The actual interest rates may vary from that estimate and a 1/8% variance in the estimated interest rate would result in a $0.4 million change in pro forma interest expense for the three months ended March 31, 2014.

(9)	TerraForm Power will become the sole managing member of Terra LLC subsequent to completion of the Initial Asset Transfers. After completion of the Organizational Transactions, TerraForm Power will own less than 100% of the economic interests in Terra LLC but will have 100% of the voting power and control the management of Terra LLC. In addition, Terra LLC will own less than 100% of the consolidated project entities. Giving pro forma effect to the Organizational Transactions, including the use of proceeds from this offering as if each had occurred on January 1, 2013, the non-controlling interest would have been 72.6% of the net loss of Terra LLC, which received less than 100% of the income from the underlying consolidated project entities. The amount of net loss attributable to non-controlling interests in the project is unchanged from the historical owned and acquired results as such amounts are not effected by the Formation Transactions or the Offering Transactions.

(10)	The pro forma basic and diluted loss per share is calculated as follows:

(in thousands except share and per share data)	Basic	Diluted
EPS Numerator:
Net loss attributable to Class A common stock	$(3,807)	$(3,807)

EPS Denominator:
Class A shares offered hereby	20,065,000	20,065,000
Private Placement of Class A shares	2,708,333	2,708,333
Restricted Class A shares	4,951,379	4,951,379

Total Class A shares	27,724,712	27,724,712

Loss per share	$(0.14)	$(0.14)

Unaudited Pro Forma Consolidated Statement of Operations

for the Year Ended December 31, 2013

			Pro Forma Adjustments
(in thousands except share and per share data)	Predecessor	Predecessor Acquisitions(1)	Acquisition Adjustments		Formation Transactions		Offering Transactions		TerraForm Power, Inc. Pro Forma
Statement of Operations Data:
Operating revenues:
Energy	$8,928	$18,254	$(7,650	)(2)	$—		$—		$19,532
Incentives	7,608	16,336	1,043	(2)	—		—		24,987
Incentives—affiliate	933	—	—		—		—		933

Total operating revenues	17,469	34,590	(6,607)		—		—		45,452
Operating costs and expenses:
Cost of operations	1,024	3,676	—		—		—		4,700
Cost of operations—affiliate	911	205	—		—		—		1,116
Depreciation, amortization and accretion	4,961	14,274	(3,740	)(3)	—		—		15,495
General and administrative	289	4,662	—		812	(7)	7,169	(7)	12,932
General and administrative—affiliate	5,158	—	—		—		—		5,158

Total operating costs and expenses	12,343	22,817	(3,740)		812		7,169		39,401

Operating income	5,126	11,773	(2,867)		(812)		—		6,051
Other (income) expense:
Interest expense, net	6,267	19,614	(5,636	)(4)	22,259	(8)	—		42,504
Gain on foreign currency exchange and other	(771)	(102)	—		—		—		(873)

Total other (income) expense	5,496	19,512	(5,636)		22,259		—		41,631

Income before income tax expense (benefit)	(370)	(7,739)	2,769		(23,071)		(7,169)		(35,580)
Income tax expense (benefit)	(88)	53	(3,676	)(5)	(8,767	)(5)	(2,724	)(5)	(15,202)

Net (loss) income	(282)	(7,792)	6,445		(14,304)		(4,445)		(20,378)
Less net (loss) income attributable to non-controlling interest	—	4,464	(39	)(6)	(10,979	)(9)	—		(6,554)

Net (loss) income attributable to TerraForm Power	$(282)	$(12,256)	$6,484		$(3,325)		$(4,445)		$(13,824)

Pro Forma basic and diluted loss per share(10)	—	—	—		—		—		$(0.50)

Pro Forma weighted average shares outstanding(10)	—	—	—		—		—		27,724,712

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(1)	The following table represents the consolidating schedule of Predecessor acquired projects reflected in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2013.

(in thousands)	Nellis	CalRENEW-1	Atwell Island	Summit Solar	Stonehenge Operating(a)	Mt. Signal	All Other	Predecessor Acquisitions
Statement of Operations Data:
Operating revenues:
Energy	$698	$2,628	$5,371	$5,327	$1,467	$1,777	$986	$18,254
Incentives	6,920	—	—	4,501	2,619	—	2,296	16,336

Total operating revenue	7,618	2,628	5,371	9,828	4,086	1,777	3,282	34,590
Operating costs and expenses:
Cost of operations	435	372	79	1,706	100	536	448	3,676
Cost of operations— affiliate	—	—	—	—	205	—	—	205
Depreciation, amortization, and accretion	4,241	538	2,266	2,726	1,791	2,012	700	14,274
General and administrative	314	—	1,123	260	546	1,209	1,210	4,662

Total operating costs and expenses	4,990	910	3,468	4,692	2,642	3,757	2,358	22,817

Operating (loss) income	2,628	1,718	1,903	5,136	1,444	(1,980)	924	11,773
Other expense (income)	—	—	3	—	(108)	3	—	(102)
Interest expense, net	3,079	1,447	1,393	1,485	2,822	8,351	1,037	19,512

Income (loss) before income tax expense (benefit)	(451)	271	507	3,651	(1,270)	(10,334)	(113)	(7,739)
Income tax expense (benefit)	—	—	—	—	53	—	—	53

Net (loss) income	(451)	271	507	3,651	(1,323)	(10,334)	(113)	(7,792)
Less net income attributable to non-controlling interest	—	—	—	39	—	4,425	—	4,464

Net (loss) income attributable to TerraForm Power	$(451)	$271	$507	$3,612	$(1,323)	$(14,759)	$(113)	$(12,256)

(a)	The statements of operations for the year ended December 31, 2013 have been translated from British pounds (GBP) to U.S. dollars (USD) at a rate of £1.564 GBP/USD.

(2)	Amortization of power purchase agreements intangible—Represents $6.6 million of amortization of acquired off-market PPAs over the terms of such agreements resulting from fair value adjustments of the Acquired Projects and a reclassification of $1.0 million of green energy credit revenue for Mt. Signal from energy revenues to incentive revenues. The estimate of the amortization of the PPA intangible is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed.

(3)	Depreciation and amortization—Represents the net depreciation expense resulting from the fair value adjustments of the Acquired Projects’ property, plant and equipment. The fair values of property, plant and equipment acquired were valued primarily using a cost approach and limited to what is economically supportable as indicated by an income approach. The fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed. The estimated useful lives of the property, plant and equipment acquired range from 24 to 29 years.

(4)	Interest expense—Represents the elimination of interest expense related to debt not assumed, the elimination of interest expense on terminated financing lease agreements, and a reduction of interest expense related to purchase accounting fair value adjustments for debt assumed. The fair value of debt was estimated based on market rates for similar project-level debt.

(5)	Income taxes—Adjustment to record the tax effect of pro forma adjustments to revenue and expense, and to give pro forma effect to the conversion of the historical operations of the predecessor acquisitions from a non-taxable basis to a taxable basis, calculated using the Predecessor’s estimated combined statutory federal, foreign, and state tax rate of 38.0% applied to net loss after non-controlling interests. The non-controlling interests share of losses is not subject to income taxes.

(6)	Represents the elimination of the earnings allocated to non-controlling interest for our acquisition of Summit Solar, which non-controlling interest was acquired by the seller prior to the acquisition.

(7)	Represents stock compensation expense of $0.5 million related to the grants of restricted stock to our executive officers in connection with the formation of TerraForm Power, and $7.2 million of stock compensation expense related to the IPO Grants, which will be recognized over a three year service period.

(8)	Interest expense is adjusted to include: (i) lower interest for debt repaid, (ii) higher interest for acquired debt (recognized at a market interest rate of 5.25% at the time of acquisition), and (iii) higher interest under the Term Loan. Total interest is estimated to be equal to approximately 5.25% of total pro forma indebtedness, less an estimate of capitalized interest, plus an estimate of amortization of debt issuance costs and discounts. The actual interest rates may vary from that estimate and a 1/8% variance in the estimated interest rate would result in a $1.4 million change in pro forma interest expense for the year ended December 31, 2013.

(9)	TerraForm Power will become the sole managing member of Terra LLC subsequent to consummation of the Initial Asset Transfers. After consummation of the Organizational Transactions, TerraForm Power will own less than 100% of the economic interests in Terra LLC but will have 100% of the voting power and control the management of Terra LLC. In addition, Terra LLC will own less than 100% of the consolidated project entities. Giving pro forma effect to the Organizational Transactions, including the use of proceeds from this offering as if each had occurred on January 1, 2013, the non-controlling interest would have been 72.6%, of the net loss of Terra LLC, which received less than 100% of the income from the underlying consolidated project entities. The amount of the net loss attributable to non-controlling interests in the project entities is unchanged from the historical and acquired results as such amounts are not effected by the Formation Transactions or the Offering Transactions.

(10)	The pro forma basic and diluted loss per share is calculated as follows:

(in thousands except share and per share data)	Basic	Diluted
EPS Numerator:
Net loss attributable to Class A common stock	$(13,824)	$(13,824)

EPS Denominator:
Class A shares offered hereby	20,065,000	20,065,000
Private Placement of Class A shares	2,708,333	2,708,333
Restricted Class A shares	4,951,379	4,951,379

Total Class A shares	27,724,712	27,724,712

Loss per share	$(0.50)	$(0.50)

Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2014

			Pro Forma Adjustments
(in thousands except share data)	Predecessor	Predecessor Acquisitions(1)	Acquisition Adjustments		Formation Transactions		Offering Transactions		TerraForm Power, Inc. Pro Forma
Assets
Current assets:
Cash and cash equivalents	$222,490	$9,416	$(120,912	)(2)	$(3,150	)(19)	$286,743	(20)	$394,587
Restricted cash	47,515	4,671	6,188	(3)	—		(16,188	)(21)	42,186
Accounts receivable	9,771	9,537	(375	)(4)	—		—		18,933
Deferred income taxes	128	—	—		—		(128	)(22)	—
Due from affiliates	—	6,186	(6,186	)(5)	—		—		—
Prepayments and other current assets	46,395	116,367	(111,975	)(6)	—		—		50,787

Total currents assets	326,299	146,177	(233,260)		(3,150)		270,427		506,493
Property and equipment, net	586,032	838,951	29,018	(7)	—		—		1,454,001
Intangible assets	60,958	34,297	154,449	(8)	—		—		249,704
Deferred financing costs, net	27,027	5,702	(503	)(9)	3,150	(19)	3,134	(23)	38,510
Other assets	17,802	13,976	(16,484	)(10)	—		—		15,294

Total assets	$1,018,118	$1,039,103	$(66,780)		$—		$273,561		$2,264,002

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$51,753	$86,667	$(67,159	)(11)	$—		$(4,000	)(24)	$67,261
Current portion of capital lease obligations	1,833	—	(1,833	)(12)	—		—		—
Accounts payable and other current liabilities	27,575	31,691	(8,143	)(13)	—		—		51,123
Deferred revenue	480	1,013	(1,013	)(14)	—		—		480
Due to parents and affiliates	117,516	24,239	(24,239	)(5)	—		—		117,516

Total current liabilities	199,157	143,610	(102,387)		—		(4,000)		236,380
Long-term debt	715,076	568,889	(20,048	)(11)	—		(143,000	)(24)	1,120,917
Long-term capital lease obligations, less current portion	27,339	—	(27,339	)(12)	—		—		—
Deferred revenue	6,837	24,877	(24,877	)(14)	—		—		6,837
Deferred income taxes	6,149	23	(23	)(15)	—		(6,149	)(22)	—
Asset retirement obligations	13,115	5,991	—		—		—		19,106

Total liabilities	$967,673	$743,390	$(174,674)		$—		$(153,149)		$1,383,240
Equity:
Net parent investment	$37,483	$—	$161,000	(16)	$—		$(198,483	)(25)	$—
Class A common stock, par value $0.01 per share, 850,000,000 shares authorized, no shares issued and outstanding, actual; 27,724,712 shares issued and outstanding, as adjusted	—	—	—		—		277	(26)	277
Class B common stock, par value $0.01 per share, 140,000 shares authorized, no shares issued and outstanding, actual; 67,210,944 shares issued and outstanding, as adjusted	—	—	—		—		672	(26)	672
Class B1 common stock, par value $0.01 per share, 260,000 shares authorized, no shares issued and outstanding, actual; 6,083,333 shares issued and outstanding, as adjusted	—	—	—		—		61	(26)	61
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; 50,000,000 authorized and no shares issued and outstanding, as adjusted	—	—	—		—		—		—
Additional paid-in-capital	—	—	—		—		210,657	(27)	210,657
Non-controlling interest	12,962	2,998	239,609	(17)	—		413,571	(27)	669,140
Members’ equity	—	292,715	(292,715	)(18)	—		—		—

Total equity	$50,445	$295,713	$107,894		$—		$426,755		$880,807

Total liabilities and equity	$1,018,118	$1,039,103	$(66,780)		$—		$273,561		$2,264,002

Notes to the Unaudited Pro Forma Consolidated Balance Sheet

(1)	The following table represents the consolidating schedule of predecessor Acquired Project results reflected in the unaudited pro forma condensed consolidated balance sheet as of March 31, 2014.

(in thousands)	CalRENEW-1	Atwell Island	Summit Solar	Stonehenge Operating(a)	Mt. Signal	All Other	Predecessor Acquisitions
Assets
Current assets:
Cash and cash equivalents	$1,467	$—	$1,039	$791	$6,119	$—	$9,416
Restricted cash	—	1,867	—	2,804	—	—	4,671
Accounts receivable	179	—	1,068	604	7,311	375	9,537
Due from affiliates	—	—	—	6,186	—	—	6,186
Prepayments and other current assets	90	40	353	2,193	106,836	6,855	116,367

Total current assets	1,736	1,907	2,460	12,578	120,266	7,230	146,177
Property and equipment, net	16,504	87,600	103,003	47,873	557,915	26,056	838,951
Intangible assets	—	—	—	—	34,297	—	34,297
Deferred financing costs, net	—	—	1,523	2,449	1,730	—	5,702
Other assets	225	1,840	4,718	338	2,551	4,304	13,976

Total assets	$18,465	$91,347	$111,704	$63,238	$716,759	$37,590	$1,039,103

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$8	$1,945	$2,706	$13,217	$68,791	$—	$86,667
Accounts payable and other current liabilities	74	51	1,359	808	28,980	419	31,691
Deferred revenue	—	—	1,013	—	—	—	1,013
Due to parents and affiliates	—	—	—	16,239	8,000	—	24,239

Total current liabilities	82	1,996	5,078	30,264	105,771	419	143,610
Long-term debt	—	73,373	28,160	34,472	401,006	31,878	568,889
Deferred grants and rebates, net of current portion and other long-term liabilities	—	—	24,877	—	—	—	24,877
Deferred income taxes	—	—	—	23	—	—	23
Asset retirement obligations	220	—	2,468	348	2,955	—	5,991

Total liabilities	$302	$75,369	$60,583	$65,107	$509,732	$32,297	$743,390
Equity:
Members’ equity (deficit)	$18,163	$15,978	$50,730	$(1,869)	$204,420	$5,293	$292,715
Non-controlling interests	—	—	391	—	2,607	—	2,998

Total equity (deficit)	$18,163	$15,978	$51,121	$(1,869)	$207,027	$5,293	$295,713

Total liabilities and equity	$18,465	$91,347	$111,704	$63,238	$716,759	$37,590	$1,039,103

(a)	The consolidated balance sheets as of March 31, 2014 have been translated from British Pounds (GBP) to U.S. Dollars (USD) at a rate of £1.664 GBP/USD.

(2)	Represents the impact of the following acquisition adjustments:

Net proceeds from increased borrowings under the Bridge Facility	$138,613
Cash paid for Acquired Projects	(200,025)
Purchase of lessor’s interests in certain financing lease arrangements	(59,500)

Net adjustment	$(120,912)

(3)	Represents the increase in debt service reserves related to the increase in the Bridge Facility.

(4)	Accounts receivable—Represents the elimination of accounts receivable not acquired from the seller.

(5)	This reflects the elimination of intercompany transactions that were not acquired.

(6)	Prepayment and other current assets—Represents adjustment for accrued prepaid expenses at the acquisition date related to the elimination of cash grant awards as these receivables were not acquired.

(7)	Property, plant and equipment—Represents the adjustment to reflect the Acquired Projects’ property, plant and equipment at their estimated fair values. The fair values of property, plant, and equipment acquired were valued primarily using a cost approach and limited to what is economically supportable as indicated by an income approach. The fair value approximates the current cost of replacing an asset with another asset of equivalent economic utility adjusted further for obsolescence and physical depreciation. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed. The estimated useful lives of the property, plant and equipment acquired range from 24 to 28 years.

(8)	Intangible assets—Represents the adjustment to record the Acquired Projects’ PPAs at their estimated fair values. The estimated fair values were determined based on income approach. The estimated useful lives of the intangibles range from 14 to 28 years.

(9)	Deferred financing costs, net—Represents adjustment for removal of the Acquired Projects historical deferred financing cost as the debt was revalued under acquisition accounting.

(10)	Other Assets—Represents the elimination of other assets that were not acquired and the write-off of prepaid interest associated with the purchase of lessor’s interest of certain financing lease arrangements.

(11)	Long-term debt, including current portion—Represents adjustments to the Acquired Projects’ long-term debt based on preliminary estimates of fair value and to eliminate debt not assumed.

(12)	Represents elimination of current and long-term position of capital leases upon acquisition of lessor.

(13)	Accounts payable and other current liabilities—Adjustment represents trade payables and accrued liabilities adjusted to fair value at the acquisition date.

(14)	Deferred revenue including current portion—Adjustments represent elimination of the Acquired Projects’ deferred revenue as power purchase agreements are adjusted to fair value.

(15)	Deferred income taxes—Represents the adjustment to eliminate the sellers’ deferred taxes.

(16)	Represents our Sponsor’s interest in Mt. Signal of $146 million, which will be acquired through the issuance of equity in connection with this offering, and a $15 million net gain associated with the termination of certain financing lease arrangements.

(17)	Non-controlling interest—Represents Riverstone’s interest in Mt. Signal, which will be acquired through the issuance of equity in conjunction with this offering, and an expected contribution from a tax equity investor.

(18)	Members’ equity—Represents adjustment to eliminate the historical equity of acquired entities.

(19)	Represents the payment of financing costs related to establishing the Revolver.

(20)	Represents the effect of the following expected Offering Transactions:

Proceeds from this offering received by Terra LLC, net of estimated fees and expenses	$364,804
Term Loan, net of discount	287,796
Proceeds from the Private Placements	65,000
Repayment of the Bridge Facility	(400,000)
Repayment of project-level indebtedness	(47,045)
Release of Bridge Facility debt service reserves	16,188

Net adjustment	$286,743

(21)	Reflects the changes in net restricted cash resulting from the release of debt service reserves as a result of the repaying the Bridge Facility.

(22)	Represents elimination of deferred taxes as a result of this offering.

(23)	Represents payment of financing costs related to the origination of the Revolver and the write-off of deferred financing costs due to repayment of the Bridge Facility.

(24)	Represents the repayment of the Bridge Facility and certain project-level indebtedness.

(25)	Represents reclassification of our Sponsor’s investments in various contributed projects to non-controlling interest.

(26)	Represents the par value of common stock issued and outstanding as a result of this offering.

(27)	Represents the reallocation of equity as a result of this offering.

Note 1. Basis of Pro Forma Presentation

The pro forma statements of operations for the year ended December 31, 2013 give effect to the Acquisitions as if they were completed on January 1, 2013. The pro forma balance sheet as of March 31, 2014 gives effect to the Acquisitions as if they were completed on March 31, 2014.

The pro forma financial statements have been derived from the historical combined consolidated financial statements of the Predecessor and the predecessor acquired projects that are included elsewhere in this registration statement. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the pro forma financial statements.

The pro forma financial statements were prepared using the acquisition method of accounting under GAAP. The Predecessor has been treated as the acquirer in the Acquisitions for accounting purposes. Acquisition accounting requires, among other things, that most assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. Because acquisition accounting is dependent upon certain valuations and other studies that must be completed as of the acquisition date, there is not currently sufficient information for a definitive measurement. Therefore, the pro forma financial statements are preliminary and have been prepared solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operations and financial position.

The Acquisitions are reflected in the pro forma financial statements as being accounted for based on the accounting guidance for business combinations. Under the acquisition method, the total estimated purchase price is calculated as described in Note 2 to the pro forma financial statements. In accordance with accounting guidance for business combinations, the assets acquired and the liabilities assumed have been measured at fair value. The fair value measurements utilize estimates based on key assumptions of the acquisition, including prior acquisition experience, benchmarking of similar acquisitions and historical and current market data. The pro forma adjustments included herein are likely to be revised as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined after the acquisitions are completed and the final amounts recorded for the acquisitions may differ materially from the information presented in these pro forma financial statements.

The pro forma financial statements do not reflect any cost savings from operating efficiencies or synergies that could result from the Acquisitions.

For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, as reflected in the pro forma financial statements, we have applied the accounting guidance for fair value measurements, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Note 2. Acquired Projects

Subsequent to the year ended December 31, 2013, we completed the following acquisitions described below to expand our initial portfolio. The initial accounting for these business combinations is not complete because the evaluation necessary to assess the fair values of certain net assets acquired is still in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that any additional information is obtained about the facts and circumstances that existed as of the acquisition date.

Summit Solar Projects

On May 22, 2014, we signed a purchase and sale agreement to acquire the equity interests in 23 solar energy systems located in the U.S. from Nautilus Solar PV Holdings, Inc. These 23 systems have a combined capacity of 19.6 MW. In addition, an affiliate of the seller owns certain interests in seven operating solar energy systems in Canada with a total capacity of 3.8 MW. In conjunction with the signing of the purchase and sale agreement to acquire the U.S. equity interests, we signed an asset purchase agreement to purchase the right and title to all of the assets of the Canadian facilities.

MA Operating

On May 16, 2014, we signed four asset purchase agreements to acquire four operating solar energy systems located in Massachusetts, which achieved commercial operations during 2013. The total capacity for these projects is 12.2 MW. We completed these acquisitions on June 30, 2014.

Atwell Island

On May 16, 2014, we acquired all of the membership interests in SPS Atwell Island, LLC, or “Atwell Island,” which owns a 23.5 MW solar energy generation system located in Tulare County, California. Immediately preceding the purchase of Atwell Island the existing sale-leaseback transaction was terminated.

Nellis

On March 28, 2014, we acquired 100% of the controlling investor member interests in MMA NAFB Power, LLC, or “Nellis,” which owns a 14.1 MW solar energy generations system located on Nellis Air Force Base in Clark County, Nevada. A wholly owned subsidiary of our Sponsor holds the noncontrolling managing member interests in Nellis.

CalRenew-1

On April 30, 2014, we signed a unit purchase agreement to acquire 100% of the issued and outstanding membership interests of CalRenew-1, LLC, which owns a 6.3 MW solar energy generation system located in Mendota, California. The closing of the acquisition occurred on May 15, 2014.

Stonehenge Operating

On May 21, 2014, we acquired 100% of the issued share capital of three operating solar energy systems located in the United Kingdom from ib Vogt GmbH and others. These acquisitions are collectively referred to as Stonehenge Operating. The Stonehenge Operating projects consist of Sunsave 6 (Manston) Limited, Boyton Solar Park Limited and KS SPV 24 Limited. The total combined capacity for the Stonehenge Operating projects is 23.6 MW.

Mt. Signal

Concurrently with the completion of this offering and as part of the Offering Transactions, we, along with the interest of the tax equity investor, will obtain a 100% interest in Imperial Valley Solar 1 Holdings II, LLC, which owns a 265.7 MW utility scale solar energy system located in Mt. Signal, California, which we refer to as the Mt. Signal project. We will acquire Mt. Signal from an indirect wholly-owned subsidiary of Silver Ridge in exchange for consideration consisting of (i) 6,083,333 Class B1 units (and a corresponding number of shares Class B1 common stock) equal in value to $146 million and (ii) 6,083,333 Class B units (and a corresponding number of shares Class B common stock) equal in value to $146 million (in each case based on an assumed initial public offering price of $24.00 per share, which is the midpoint of the range listed on the cover page of this prospectus). Silver Ridge is owned 50% by Riverstone and 50% by our Sponsor, who recently acquired all of AES Corporation’s equity ownership interest in Silver Ridge. In connection with its acquisition of AES Corporation’s interest in Silver Ridge, our Sponsor entered into a Master Transaction Agreement with Riverstone pursuant to which the parties agreed to sell Mt. Signal to us and to distribute the Class B units (and shares of Class B common stock) to our Sponsor and the Class B1 units (and shares of Class B1 common stock) to Riverstone.

Note 3. Estimated Purchase Price and Preliminary Purchase Price Allocation

The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments to reflect the fair values of Acquired Projects’ assets and liabilities at the acquisition date. The final allocation of the purchase price could differ materially from the preliminary allocation used for the Unaudited Pro Forma Condensed Consolidated Balance Sheet primarily because power market prices, interest rates and other valuation variables will fluctuate over time and be different at the time of completion of the acquisition compared to the amounts assumed in the pro forma adjustments. The following is a summary of the preliminary purchase price allocation, net of acquired cash, for our acquisitions:

	Mt. Signal	Other	Total Estimated Allocation
Property and equipment	$692,333	$195,396	$877,729
Other assets	10,636	14,507	25,143
Intangible assets (PPA)	115,000	111,588	226,588

Total assets acquired	817,969	321,491	1,139,460
Debt	415,700	105,305	521,005
Accounts payable	17,448	4,195	21,643
Asset retirement obligations	2,333	4,912	7,245

Total liabilities assumed	435,481	114,412	549,893
Non-controlling interest	96,607	—	96,607

Purchase price	$285,881	$207,079	$492,960

Note 4. Significant Accounting Policies

Based upon Predecessor’s initial review of Acquired Projects’ significant accounting policies, as disclosed in their consolidated historical financial statements included in this registration statement, as well as on preliminary discussions with their management, the pro forma combined consolidated financial statements assume there will be no significant adjustments necessary to conform the Acquired Projects’ accounting policies to the Predecessor’s accounting policies. Upon completion of the acquisitions and a more comprehensive comparison and assessment, differences may be identified that would necessitate changes to the Acquired Projects’ future accounting policies and such changes could result in material differences in future reported results of operations and financial position for Acquired Projects’ operations as compared to historically reported amounts.